FORM ATS-N Filing for CODA Markets, Inc. (~~July~~September 2025)

Part Number	Item Number	Question	Answer
Part II	Item 3(b)	Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS? If yes, explain the opt-out process.	Yes. Subscribers (both Liquidity Seekers and Liquidity Providers) may opt out from interacting with a CODA Markets Affiliate on a limited basis. Specifically, users of CODA MICRO may opt out from interacting with CODA Markets Affiliates. However, the opt-out functionality does not exist for CODA ~~BLOCK or CODA~~ FUSE. Requests may be delivered verbally or in writing by the Subscriber. CODA can process and effect opt out requests intraday or on a scheduled date. Opt out duration is at the discretion of the Subscriber. CODA enforces the opt out at the MPID level, similar to counter party selection as referenced in Part III, Item 14.
Part II	Item 5(c)	Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS? If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable	Yes. Global Liquidity Partners, LLC ("GLP"), an affiliate of CODA Markets, will be providing certain end data assistance related to operating CODA. In particular, GLP will provide CODA with data analyses performed by Advanced Liquidity Studies and Analytics ("ALISA")~~. In turn, CODA's, Liquidity Protection Rule ("LPR") functionality relies on ALISA's data analyses in order to function as described in greater detail in response to Part III, Item 11 below~~.

Part Number	Item Number	Question	Answer
		item in Part III, explain the use of the product or service with the ATS here.	
Part II	Item 6(b)	Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form? If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	~~GLP will provide ongoing technological support associated with the development and maintenance of the LPR, discussed in Part II, Item 5(c), as well as to the Liquidity Protection Rule Calculator ("LPRC") made available to registered users of the LPRC on the CODA Markets website. (As background, the LPRC output is a numerical and graphic representation of the Auction Trade Price band used by the LPR in CODA BLOCK and CODA FUSE for that trading day (discussed in detail in Part III, Item 11 (c)). Registered users of LPRC can be both Subscribers and non-Subscribers of CODA.)~~ As background, CODA Markets has entered into a Master Services Agreement ("MSA") with Apex Fintech Solutions Inc. ("AFS" or "Apex") pursuant to which AFS will provide certain hardware, software and data assistance with operating CODA, including assistance associated with the functionalities described throughout Part III below. Development and maintenance of each of the auction platforms (i.e., CODA MICRO, ~~CODA BLOCK~~ and CODA FUSE) are examples of ongoing support provided by AFS to CODA. The following companies will be included in the MSA and provide the services detailed below to CODA Markets: • PICO Quantitative Trading, LLC ("PICO") and SpiderRock Gateway Technologies ("SpiderRock") provide market data to Apex which is integrated into the software provided by Apex to CODA. PICO is Apex's primary market data provider. SpiderRock is Apex's backup market data provider. CODA's usage of market data is discussed in detail in Part III, Item 23. • QUODD Financial Information Services, Inc. ("QUODD") provides reference market data services to CODA. The reference data provided by QUODD is for individual Reg NMS stocks and includes capitalization, sector, consolidated volumes and

Part Number	Item Number	Question	Answer
			official closing prices. QUODD data is received daily and in file form. CODA uses QUODD data historically and as an input for the market capitalization-based minimum quantity requirements, as discussed in Part III, Item 11 (c). •　　NY5 (mentioned in Part I, Item 7 and Part III, Item 6(a)) is the data center where the CODA systems reside. Service and support teams provided by NY5 can, if needed, provide on-site support to the Apex hardware systems supporting the CODA ATS as directed by AFS. Service and support teams provided by the data centers do not have access to any confidential trading information. Merrill Broadcort, a division of BofA Securities Inc., provides clearing services to CODA Markets, CODA, and FLARE via a fully disclosed clearing agreement. FLARE is CODA's outbound router discussed throughout this Form and in detail in Part III, Item 16(b). CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22.
Part III	Item 4(a)	Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.	CODA executes trades in the capacity of a NMS Stock ATS between the hours of 9:30:00 A.M. ET and 4:00:00 P.M. ~~ET. The CODA BLOCK auction type does not allow initiation of a new auction after 3:59:00 P.M.~~ ET. CODA accepts orders and conditional liquidity as early as 4:00:00 A.M. ET, and executes at away trading centers via its router FLARE. At the Subscribers' discretion, orders received prior to 9:30:00 A.M. ET may be accepted and held by CODA until 9:30:00 A.M. ET. At that time, the orders become eligible for execution. At 4:00:00 P.M. ET, CODA cancels all orders and conditional liquidity at CODA. Subscribers utilizing CODA's outbound router, FLARE, and wishing to trade in the "post-market" may have orders routed to away trading centers where orders are eligible for "post-market" execution. CODA accepts orders until 8:00:00 P.M. ET and

Part Number	Item Number	Question	Answer
			executes via its router FLARE. At 8:00:00 P.M. ET all open orders are cancelled. CODA accepts orders until 8:00:00 P.M. ET and executes via its router FLARE. At 8:00:00 P.M. ET all open orders are cancelled.
Part III	Item 7(a)	Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (<u>e.g.,</u> how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types	CODA operates on an on-demand order-initiated, auction-based market structure offering ~~three~~<u>two</u> Auction Types, CODA MICRO, ~~CODA BLOCK~~ and CODA FUSE. Each Auction Type supports certain order types and may handle order types differently based on the Auction Type and capacity ("Liquidity Seeker" vs. "Liquidity Provider" as designated by FIX tag) in which an order is interacting on the ATS. Subscribers can review, complete and submit CODA's "Auction Order Handling Configuration Request Form" which provides an overview of CODA ATS order handling defaults for orders, conditional interests and firm up orders (all of which are also discussed extensively in Form ATS-N). Customized order handling can be requested via the form and the available options are also listed in Part III, Item 11.c of Form ATS-N. The form is available on the CODA website (www.codamarkets.com) and applies to non-FLARE eligible (non-routable) orders from Liquidity Seekers. Unless otherwise requested by a Subscriber when setting up their FLARE routing strategy, CODA Markets retains discretion on CODA ATS auction type and auction order handling configuration for Subscribers when using routable FLARE eligible strategies. CODA will discuss with the Subscriber and review any specific Participant requests regarding handling of their FLARE eligible (routable) order flow. "Liquidity Seeker" orders and conditional interests participate on CODA by: - Initiating on-demand auctions, or in the case of conditional interests, removing liquidity via the FUSE Auction type; - Resting orders and/or conditional interests to participate in future auctions initiated by other Liquidity Seeker orders; and/or - Liquidity Seeker orders (not conditional interests) using CODA's outbound order router, FLARE.

Part Number	Item Number	Question	Answer
		designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type; v. whether an order type is eligible for routing to other Trading Centers; vi. the time-in-force instructions that can be used or not used with each order type;	"Liquidity Provider" orders and Inbound IOIs participate on CODA by: - Responding with orders to on-demand auctions initiated by Liquidity Seeker orders; and/or - Resting Inbound Indications-of-Interests ("Inbound IOIs") in the CODA Book to participate in future CODA FUSE auctions CODA MICRO accepts and handles the following order types from Liquidity Seekers: - Limit - Market - Pegged (midpoint, primary, market). Peg Offset is allowed for primary and market pegged orders and discussed in detail in this item below. - Resting - Resting orders reside in the CODA Order Book ("CODA Book") and allow Liquidity Seekers to interact with and execute against order flow from other Liquidity Seekers if the resting order provides executable liquidity to any of the auction types or matching protocols discussed in this document. Resting orders do not have priority over Liquidity Provider responses and are subject to the same price / size / time matching priority used in CODA MICRO auctions (see description in Part III, Item 11(c)). In other words, in CODA MICRO, if two resting orders have the same price and are on the same side, then the resting order with the larger quantity is awarded priority over the smaller resting order, up to the resting order's quantity. In a case where both price and size are equal, priority will be awarded to the resting order with the earlier time stamp of receipt. At CODA's discretion, resting orders can be deemed ineligible to interact with certain CODA MICRO auctions. For example, a Subscriber's negotiated fee for initiating and executing in CODA MICRO may be a rebate higher than the average negotiated fee charged to other Subscribers for resting orders in the CODA Book (see detail on Fees in Part III, Item 19). As a result, CODA Markets would be expected to pay a rebate to the initiating Subscriber that is of a greater amount than what it charged to the Subscriber resting in the CODA Book. Since CODA Markets would lose money on the trade, this is an example of why resting orders can be deemed ineligible for interaction in an initiating Subscriber's CODA MICRO auctions. Conditional - Conditional liquidity from Liquidity

Part Number	Item Number	Question	Answer
		vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.	Seekers is referred to as "Conditional Interests". Conditional interests and "firm up" orders do not initiate CODA MICRO auctions. Conditional interests allow Liquidity Seekers to provide liquidity to auctions initiated by other liquidity-seeking orders and remove liquidity upon receipt via CODA FUSE (see description in Part III, Item 11(c)). In CODA MICRO auctions, conditional interests and "firm up" orders are deemed a supplemental liquidity source and only trade with residual shares of an auction-initiating order once the CODA MICRO auction is complete. At that time, if an eligible CODA MICRO initiating order is executable against a contra conditional interest then the conditional interest is invited to firm up. Conditional interests may be entered as Market, Limit or Pegged. A conditional interest must be replaced with a firm (Market, Limit or Pegged) order prior to execution. The process of replacing conditional interests with firm orders, known as a "firm up", introduces latency to the execution process. As such, Liquidity Seekers may opt out of interacting with conditional interests and "firm up" orders. Additionally, CODA can opt out certain CODA FLARE-eligible orders of interacting with conditional interests as needed to achieve the execution goals of the specific FLARE strategy and to optimize performance. For example, the performance of certain FLARE strategies could be negatively impacted by the latency of the "firm up" process. CODA can peg Conditional interests to the midpoint of the NBBO by default at the request of the Liquidity Seeker. Conditional interests and firm ups that are tagged for CODA MICRO are eligible to receive invites from and provide liquidity to all other auction types, unless requested otherwise by the Subscriber. ~~CODA BLOCK accepts and handles the following Order Types from Liquidity Seekers:~~ ~~- Market - Market orders are treated as market pegged orders.~~ ~~- Limit Orders~~ ~~- Pegged Orders - Market, primary and midpoint pegged orders are all accepted and are handled the same as pegged orders in CODA MICRO.~~ ~~- Resting - Resting orders greater than or equal to 1,000 shares and residing in the CODA Book are eligible to interact with CODA BLOCK auctions. Resting orders are reserved as participating orders in a~~

Part Number	Item Number	Question	Answer
			~~CODA BLOCK auction during the Phase 3 Auction Alert (see description of CODA BLOCK in Part III, Item 11 (c)).~~
			~~Conditional – Conditional interests and "firm up orders" can only participate (not initiate) in CODA BLOCK auctions. Conditional interests sent to CODA BLOCK will remove liquidity using the CODA FUSE logic upon receipt (see description in Part III, Item 11(c)). Conditional interest invites will include an indication that the invite is for a CODA BLOCK auction. CODA BLOCK auction conditional interest invites will be sent to all eligible conditional interests in that symbol regardless of side, size and price of the initiating order. The CODA BLOCK invite does not indicate the explicit side, size or price of the initiating order, but instead echoes the information from the conditional interest of the Subscriber receiving the invite. Therefore, the CODA BLOCK invite is deemed to be symbol-only in nature. As with all participating orders, "firm up" orders submitted to a CODA BLOCK auction must be at least 1,000 shares to be eligible. "Firm up" orders must be Limit or Pegged Orders (Market orders will be rejected). Conditional interests whose "firm up" orders are submitted to a CODA BLOCK auction are treated with the same priorities and on the same basis as other participating orders. Due to the multilateral (potential for more than two counterparties to participate in a single auction with one print to the tape) matching rules of CODA BLOCK (discussed in detail in Part III, Item 11 (c)), conditional interests and their subsequent "firm up" orders may not participate in the allocation process due to their limit price, minimum fill quantity or other order instructions even following receipt of an invite. As a result of the symbol-only nature of the CODA BLOCK conditional interest invite, Subscribers may choose to not submit a "firm up" order. Any unfilled shares on a "firm up" order will be cancelled back to the Subscriber at the completion of the auction. Unless requested otherwise, conditional interests and firm ups that are tagged for CODA BLOCK are only eligible to receive invites from and provide liquidity to CODA BLOCK auctions.~~ CODA FUSE accepts and handles the following Order Types from Liquidity Seekers:

Part Number	Item Number	Question	Answer
			- Market - Market orders are treated as market pegged orders.
			- Limit
			- Pegged Orders - Market, primary and midpoint pegged orders are all accepted and are handled the same as pegged orders in CODA MICRO.
			- Resting - Resting orders greater than or equal to 100 shares, or of at least $5,000 in in notional value, and tagged for CODA FUSE are eligible to provide liquidity to CODA FUSE auctions as well as all other auction types, unless requested otherwise by the Subscriber.
			- Conditional - Conditional interests sent to CODA FUSE will, upon receipt, attempt to remove liquidity using the CODA FUSE auction type (discussed in detail in Part III, Item 11 (c)). If a trade opportunity is identified, an invite will be sent to the Liquidity Seeker, as well as other Liquidity Seekers whose conditional interests represent executable liquidity in the CODA FUSE auction. Conditional interest invites will include an indication that the invite is for a CODA FUSE auction. As with all participating orders from Liquidity Seekers, "firm up" orders submitted to a CODA FUSE auction must be at least 100 shares, or of at least $5,000 in notional value, to be eligible. Due to the multilateral (potential for more than two counterparties to participate in a single auction with one print to the tape) matching rules of CODA FUSE (discussed in detail in Part III, Item 11 (c)), conditional interests and their subsequent "firm up" orders may not participate in the allocation process due to their limit price, minimum fill quantity or other order instructions being incompatible even following receipt of an invite. Conditional interests and firm ups that are tagged for CODA FUSE are eligible to receive invites from and provide liquidity to all other auction types, unless requested otherwise by the Subscriber.
			CODA MICRO, CODA BLOCK and CODA FUSE accept and handle Liquidity Provider orders as follows:
			- All CODA auction types and matching protocols allow Liquidity Providers to generate firm IOC orders in response to liquidity-seeking order flow. When responding to CODA MICRO "price improvement auctions" and CODA BLOCK RFT/Auction Alerts, the Liquidity Provider responses remain tagged as

Part Number	Item Number	Question	Answer
			IOC; however, eligible responses are paused for the full length of the auction in order for CODA to identify and complete the price discovery process (discussed in detail in Part III, Item 11 (c)).
			- Liquidity Providers may send Pegged Orders (midpoint, market, primary). Peg Offset is allowed for primary and market pegged orders and discussed in detail later in this section.
			- Liquidity Providers may send orders with discretion offset to provide additional price improvement to their orders. Discretion offset values may be no smaller than $0.01.
			- At the completion of any CODA auction, unfilled Liquidity Provider responses are cancelled. Liquidity Providers may only enter orders when responding to an RFT/Auction Alert. All Liquidity Provider orders are treated as IOC and are not eligible for routing via FLARE. If Liquidity Providers send Day orders they will be treated as IOC as described above.
			CODA FUSE accepts and handles Liquidity Provider conditional liquidity as follows:
			- Conditional liquidity from Liquidity Providers is referred to as "Inbound IOIs".
			- Inbound IOIs allow Liquidity Providers to express their CODA FUSE trading interests through non-executable messages that rest at CODA.
			- Inbound IOIs and "firm up" orders may be entered as Limit or Pegged, with or without offset, similar to Liquidity Provider orders (discussed above).
			- Inbound IOIs are required to contain symbol, side and size, and typically contain price instructions from the Liquidity Provider; however, if price is not present then CODA treats the Inbound IOI as a primary peg (or midpoint peg upon request).
			- Similar to conditional interests, inbound IOIs are invited to "firm up" their inbound IOI with an order when CODA FUSE identifies a trade opportunity that includes the liquidity represented by the inbound IOI.
			- Unlike conditional interests, inbound IOIs do not attempt to remove liquidity via CODA FUSE upon

Part Number	Item Number	Question	Answer
			receipt, they only respond to invites.
			- Inbound IOIs are not included in CODA MICRO ~~and CODA BLOCK~~ auctions.
			Priority is determined by the matching engine logic and rules of engagement of each Auction Type as discussed in Part III, Item 11.
			Any conditions affecting rank and/or price for execution are defined throughout this Item and in the Auction Type descriptions detailed in Part III, Item 11(c).
			~~Orders (non-conditional) tagged for and directed to CODA BLOCK are only eligible to participate in CODA BLOCK auctions.~~
			~~Day orders tagged for and directed to CODA MICRO or CODA FUSE are eligible to participate in CODA BLOCK auctions while resting in the CODA Book and of at least 1,000 shares.~~
			Day orders tagged for and directed to CODA MICRO are eligible to participate in CODA FUSE auctions while resting in the CODA Book and of at least 100 shares or $5,000 in notional value.
			Resting orders and conditional interests are defined as liquidity-providing order types. As a result, Liquidity Seekers using these order types may award price improvement to the contra side counterparty.
			For purposes of this filing, CODA will refer to "remove liquidity" as initiating an auction and "adding liquidity/resting orders/post-only orders" as participating in auctions/responding orders. Subscribers wishing to trade on CODA strictly by participating in auctions initiated by other Subscribers may do so via the following means:
			1) Participate via the Liquidity Provider FIX Specification and/or Inbound IOI FIX Specification 2) Nonmarketable orders by rule do not initiate auctions. Liquidity Seekers sending orders that are nonmarketable, defined by default as buy orders with a limit price less than or equal to NBB or sell orders

Part Number	Item Number	Question	Answer
			with a limit price greater than or equal to NBO at the time of receipt, will not initiate auctions. Subscribers may also request to treat orders priced greater than NBB and less than NBO as nonmarketable. Based on Subscriber preference, nonmarketable Day orders may rest in the CODA Book to participate in future auctions or cancel back to the Subscriber. 3) Request a participate only (post-only) configuration. In this case, FIX tags are used on an order-by-order basis as order handling instructions for CODA. 4) Subscribers may instruct CODA to handle an order as a resting order via a custom time-in-force value (Tag 59 = A). As previously discussed, CODA supports pegged orders from both Liquidity Seekers and Liquidity Providers. The supported pegged order types or execution instructions are: - MIDPOINT - Midpoint pegged orders allow the Liquidity Seeker to use any of the auction types or matching protocols to source liquidity at the midpoint of the NBBO or better ("Midpoint Order"). CODA (with Subscriber approval and as described in Part III, Item 11(a)) identifies a midpoint pegged order as a Midpoint Order in each CODA MICRO RFT/Auction Alert sent to the Liquidity Providers (does not apply to CODA FUSE ~~and CODA BLOCK~~ auctions). When responding to auctions, a Liquidity Provider can send a Midpoint Pegged Order in response. Using both CODA's market data feed and the limit prices (if present) on the Subscribers' orders, CODA matches the Liquidity Seeker and Liquidity Provider(s) at the midpoint of the NBBO and prints to the TRF. - MARKET - Market pegged orders allow Subscribers to instruct CODA to execute its order at the current market price. Market pegged orders maintain a limit price equal to the NBO for buy orders and a limit price equal to the NBB for sell/sell short orders. - PRIMARY - Primary pegged orders allow the Subscribers to instruct CODA to execute its order at a limit price that is relative to the NBBO. Primary pegged orders maintain a limit price equal to the NBB for buy orders and a limit price equal to the NBO for sell/sell short orders. Non-marketable Liquidity Seeker primary pegged orders do not initiate auctions but instead they rest, eligible to participate in future

Part Number	Item Number	Question	Answer
			auctions.

CODA supports peg offset instructions from both Liquidity Seekers and Liquidity Providers. Subscribers may add offset (at a value no less than $0.01 for stocks priced above $1.00) to market and primary pegged order instructions. This will maintain a limit price above or below the NBBO equal to offset value. Peg offset is supported on Primary and Market pegs only.

To provide price improvement to Liquidity Seekers via limit orders, Liquidity Providers can populate an additional FIX tag (discretion offset) in their response. This tag will identify the amount (numeric value) to which they are willing to provide price improvement beyond their limit price. When CODA matches a Liquidity Provider's order indicating a willingness to provide price improvement against a liquidity-seeking order, CODA's matching logic adds the value in that FIX tag to the limit price on the Liquidity Provider's order to calculate the final price for the trade. Liquidity Providers may provide price improvement instructions to limit orders based on their limit price (discretion offset) as well as offset to pegged orders based on the NBBO (peg offset).

Except for trading in stocks priced below $1.00, CODA does not accept orders with sub-penny values in the price tag; however, midpoint executions may occur at sub-penny values. Liquidity Seekers may instruct CODA to default orders to a midpoint pegged order type.

Pegged orders are treated the same as non-pegged orders in terms of priority.

CODA does not adjust limit prices or peg type based on NBBO or other market conditions.

Liquidity Providers' orders are not eligible for routing to other Trading Centers.

Liquidity Seekers' instruct CODA to route orders to other Trading Centers via FIX tags and as discussed with the Subscriber (verbally, in writing or both) during the onboarding process and ongoing support |

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			conversations. Both Day and IOC orders can be eligible for outbound routing. Custom time-in-force values (Tag 59 = 9, Tag 59 = B and 59 = A) in addition to the standard values for Day and IOC orders (Tag 59 = 0 and Tag 59 = 3) are supported by CODA. The custom TIF values instruct CODA to either route or not route orders on an order-by-order basis. Subscribers interested in using custom TIF values can request information from CODA at any time. All auction types allow time-in-force instructions of Day and IOC. A Day order is an order that automatically expires if it is not executed before the end of the trading day on which the order was entered. Subscribers can cancel Day orders at their discretion during the trading day. An IOC order is an order that executes all or part immediately and automatically cancels any unfilled portion of the order. CODA handles IOC orders as follows: Auction-initiating orders with time-in-force instructions of IOC survive for the length of the auction unless successfully cancelled by the Subscriber before the end of the auction. Responding orders to CODA MICRO (Price Improvement Auction), and CODA FUSE ~~and CODA BLOCK~~ with time-in-force instructions of IOC can survive for the length of the auction unless successfully cancelled by the Subscriber. Liquidity Provider orders (non-conditional) are all treated as IOC. Time-in-force instructions of Day from Liquidity Provider orders will be accepted, but the order will still be treated as IOC. All orders types can be modified to update price, quantity, order type (limit to market, or vice versa) and side (sell to sell short, or vice versa). Other modifications are not allowed. CODA ~~BLOCK and CODA~~ FUSE orders and/or conditional interests modified to reduce quantity will be rejected if the reduced quantity violates initiating or participation requirements.

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			All order types can be replaced with the allowed modifications identified above. All order types can be cancelled at any time by the Subscriber including during a CODA auction, after a CODA auction, while an order is routing out via FLARE and while an order is resting at CODA or an away trading center. CODA will process cancel requests immediately upon receipt, but executions may occur before the cancel request is fully processed. Order types may be rejected for several reasons including a violation of CODA's FIX specifications, Subscribers' risk limits (discussed in Part III, Item 2) or the product requirements of CODA's ~~three~~two auction types (discussed in detail in Part III, Item 11(c). An order for one auction type cannot by modified or replaced to a different auction type. Availability of order types is not determined by form of physical connectivity to CODA ATS. FIX sessions are, however, configured as either Liquidity Seeker or Liquidity Provider, not both. Subscribers wishing to act in the capacity of both a Liquidity Seeker and Liquidity Provider must do so over unique FIX sessions. Subscribers using third party OMS/EMS vendors or algorithms to enter orders to CODA ATS may be limited with respect to entering orders into CODA based on the limitations of the third-party provider. For example, one EMS vendor may offer its clients pegging functionality while another EMS vendor does not.
Part III	Item 8(a)	Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest? If yes, specify any minimum or maximum	CODA enforces a maximum per order quantity and notional value as part of its inbound order risk checks and 15c3-5 obligations. CODA MICRO: There are no minimum or maximum order quantities based on rules of the matching engine for orders entered in the capacity of a Liquidity Seeker or

Part Number	Item Number	Question	Answer
		order or trading interest size requirements and any related handling procedures.	Liquidity Provider. CODA ~~BLOCK:~~ ~~To initiate CODA BLOCK Liquidity Seekers are required to send a minimum order quantity based on the market capitalization or price of the symbol. The minimum order quantity requirements to initiate CODA BLOCK are as follows:~~ ~~- Small Cap. (market cap. less than or equal to $2B) = 2,000~~ ~~- Mid Cap (market cap. greater than $2B and less than or equal to $10B) = 5,000~~ ~~- Large Cap (market cap. greater than $10B) = 10,000~~ ~~- High Price (stock price greater than or equal to $100.00/share) = 2,000~~ ~~To respond to a CODA BLOCK auction, Liquidity Seekers and Liquidity Providers are required to send a minimum quantity of 1,000 shares. The 1,000 share minimum also applies to resting orders, both firm and conditional, in the CODA Book. Resting orders under 1,000 shares are deemed ineligible to participate in a CODA BLOCK auction.~~ ~~There are no maximum quantity rules in CODA BLOCK other than the aforementioned 15c3-5 risk limit.~~ ~~CODA~~ FUSE: CODA enforces a minimum order quantity, or notional value, of either at least 100 shares or $5,000 on all orders from Liquidity Seekers and Liquidity Providers. There is no maximum quantity other than the aforementioned 15c3-5 risk limit.
Part III	Item 8(c)	Does the NMS Stock ATS accept or execute odd-lot orders? If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd-lot treated the same as round lot).	Yes. CODA MICRO accepts odd-lot orders from Liquidity Seekers and Liquidity Providers. CODA MICRO allows for odd-lot executions. ~~Odd-lots are not allowed or eligible to participate in CODA BLOCK.~~ CODA FUSE accepts odd-lot orders from Liquidity Seekers and Liquidity Providers if the notional value of the order is at least $5,000. CODA FUSE allows for odd-lot executions.

Part Number	Item Number	Question	Answer
Part III	Item 8(e)	Does the NMS Stock ATS accept or execute mixed-lot orders? If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).	Yes. The CODA MICRO and CODA FUSE auction types accept and process mixed-lot orders and may execute and print mixed lot trades. ~~The CODA BLOCK auction type accepts mixed lot orders, but rounds mixed lots down to the nearest round lot for processing. The odd lot portion of a mixed lot order tagged for CODA BLOCK is cancelled back to the Subscriber following a trade if the residual quantity is less than 1000 shares.~~
Part III	Item 9(a)	Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)? If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might	Yes. Request-for-Trade / Auction Alerts: CODA MICRO~~, CODA BLOCK~~ and CODA FUSE, utilize the on-demand, order-initiated auction market structure. CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type). An RFT will also include the Liquidity Profile tier for the subject Subscriber and security, as described in Part III, Item 13(a). The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Subscribers that will potentially trade with the initiating liquidity-seeking order, as well as resting orders and conditional liquidity. RFT/Auction Alerts may be sent via FIX or third-party vendors such as Bloomberg and various OMS/EMS platforms. The RFT/Auction Alert may be in the form of an IOI FIX message type. IOIs typically contain symbol, side, size and price; however, as previously mentioned, RFTs/Auction Alerts are "symbol-only". For that reason, CODA does not refer to RFTs/Auction Alerts as IOIs other than during FIX messaging discussions. For detailed information regarding RFTs/Auction Alerts, including what information can be found in a RFT/Auction Alert, please refer to Part III, Item 11 (a) and (c).

Part Number	Item Number	Question	Answer
		result in an execution in the ATS (e.g., response time parameters, interaction, and matching).	Conditional Liquidity (Conditional Interests and Inbound IOIs): Conditional interests allow Liquidity Seekers to express interest with symbol, side, and size (price is required if Limit order type, but not required if Market or Pegged order type) to provide liquidity to on-demand auctions. Conditional interests reside in the CODA Book. Subscribers can tag conditional interests to receive invites to firm up from one or more auction types. The invite type (based on auction type) is identified in a FIX tag. Invites are generated by a live auction event (discussed in detail in Part III, Item 11(c)). Only firm (non-conditional) orders cause CODA MICRO ~~and CODA BLOCK~~ invites to be sent. Firm orders and other conditional interests cause CODA FUSE invites. Subscribers can tag conditional interests as market, limit or pegged orders. Following receipt of an invite, a Subscriber must send a firm up order to the invite within approximately 28 milliseconds to be eligible for execution. The order type, quantity and price on the firm up may be modified from the conditional interest, but they must comply with the auction types' standard rules (discussed in detail in Part III, Item 11(c)). The reasons a Subscriber would modify their firm up order include a decision by the Subscriber to increase or decrease quantity and/or price. CODA can peg conditional interests and corresponding "firm up" orders to the midpoint of the NBBO by default at the request of the Liquidity Seeker. Inbound IOIs allow Liquidity Providers to express interest to provide liquidity to CODA FUSE auctions. Inbound IOIs reside in the CODA Book. Inbound IOIs are eligible to receive invites from CODA FUSE auctions, exclusively. The CODA FUSE invite type is identified in the FIX tag. Firm orders and other conditional interests generate CODA FUSE invites. Subscribers can tag Inbound IOIs as limit or pegged. Following receipt of an invite, a Subscriber must send a firm up order to the invite within approximately 1 millisecond to be eligible for execution. Inbound IOI responses that come after 1 millisecond will be rejected. If the Inbound IOI fails to respond it is cancelled. The order type, quantity and price on the firm up may be modified from the Inbound IOI, but

Part Number	Item Number	Question	Answer
			they must comply with the CODA FUSE rules (discussed in Part III, Item 11(c)). The reasons a Subscriber would modify their firm up order include a decision by the Subscriber to increase or decrease quantity and/or price. - In CODA MICRO, conditional interests are deemed a supplemental liquidity source and only trade with residual shares from an auction-initiating order once the auction is complete. Conditional interests showing an executable contra side interest are invited to firm up at that time, based on price / size / time priority, in sequential order. The information in the invite echoes the symbol, side and price from the invited conditional interest. The size on the invite reflects the requested quantity to be firmed up, which may be less than or equal to the quantity on the invited conditional interest, based on the quantity of residual shares from the CODA MICRO initiating order. The process of replacing conditional interests with firm orders, known as a "firm up," introduces latency to the execution process. As such, conditional interests may not be eligible to interact with some liquidity-seeking orders. For example, a Liquidity Seeker may request (opt out) that their CODA MICRO initiating orders do not interact with conditional interests and firm up orders because they do not want to wait up to 28 milliseconds for the conditional Participant to respond with a firm up order. The Liquidity Seeker order is not eligible for interacting with other orders in CODA while CODA waits for the "firm up" order following an invite. Additionally, a latency sensitive FLARE routing strategy may be less effective if subjected to the additional pause of up to 28 milliseconds during the "firm up" process following the initial CODA MICRO pause as detailed in Part III, Item 11 (c). - CODA FUSE invites to firm up are sent by the CODA system to Participants with conditional interests and/or Inbound IOIs in the CODA Book when a potential match is identified based on available liquidity represented by the liquidity removing order or conditional interest, resting firm orders and other conditional liquidity in the CODA Book at that time. Conditional liquidity showing an executable interest is invited to firm up based on the CODA FUSE volume-weighted pro-rata allocation and matching process (discussed in detail in Part III,

Part Number	Item Number	Question	Answer
			Item 11(c)). The information in the invite echoes the symbol, side and price from the invited conditional interest(s) and/or Inbound IOI(s). The size on the invite reflects the requested quantity to be firmed up, which may be less than or equal to the quantity on the invited conditional liquidity, based on the quantity of shares initially allocated during the CODA FUSE allocation and matching process. - Participants using conditional interests and/or Inbound IOIs in CODA MICRO and/or CODA FUSE are expected to maintain a firm up rate over 80%. CODA Markets monitors daily and monthly firm up rates across all Participants. Unless CODA is aware of a known reason for a monthly firm up rate less than 80% for the previous month, CODA will contact the conditional Participant and request an explanation. CODA will work with the Participant (i.e., additional testing, review of examples, etc.) to improve the firm up rate. If the conditional Participant fails to improve their firm up rate, CODA reserves the right to disable the Participant's usage of conditional liquidity as discussed in Part III, Item 3(a). ~~- CODA BLOCK auction conditional interest invites will be sent to all eligible conditional interests in that symbol regardless of side, size and price of the initiating order. Eligible conditional interests for CODA BLOCK are conditional interests of at least 1,000 shares. Additionally, Participants can tag conditional interests to opt out of receiving CODA BLOCK invites. The information on the invite echoes the order detail (symbol, side, size, price) from the conditional interest. Conditional interests whose "firm up" orders are submitted to a CODA BLOCK auction are treated with the same priorities and on the same basis as other participating orders. Following receipt of a CODA BLOCK invite, due to the multilateral matching rules of CODA BLOCK (discussed in detail in Part III, Item 11 (c)), conditional interests and their subsequent "firm up" orders may not participate in the allocation process due to the terms and conditions of the firm up order, such as limit price, minimum fill quantity or other order instructions. As a result of the symbol-only nature of the CODA BLOCK conditional interest invite, Subscribers may choose to not submit a "firm up" order following receipt of a CODA BLOCK invite. Any unfilled shares on a "firm up"~~

Part Number	Item Number	Question	Answer
			~~order will be cancelled back to the Subscriber at the completion of the auction.~~ By default, conditional interests will attempt to remove liquidity upon receipt using the CODA FUSE auction type (discussed in detail in Part III, Item 11(c)) if CODA identifies an indicative trading opportunity based on the conditional interest and resting orders/conditional liquidity in the CODA Book. Subscribers sending conditionals can customize the handling of their conditional interests through the "Auction Order Handling Configuration Request Form" that is available upon request and on the CODA website (www.codamarkets.com). Available order handling customizations are also listed in Part III, Item 11.c. By rule, inbound IOIs do not attempt to remove liquidity upon receipt. Inbound IOIs are a participate-only order type.
Part III	Item 11(a)	Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	CODA, which is operated by CODA Markets, identifies and executes orders that can be matched or crossed in an agency capacity via CODA's on-demand, order-initiated auction matching protocols for all Reg NMS stocks. To address the varying liquidity needs and diverse workflows of its Participant base, CODA offers ~~three~~two auction types, CODA MICRO~~, CODA BLOCK~~ and CODA FUSE, which are discussed individually and in detail below. As described in Part II, Item 6(a) above, Apex is a software development company that provides certain hardware, software and data assistance to CODA Markets pursuant to the MSA. Apex provides CODA Markets licensed technology and software used to operate CODA. Apex is responsible for the maintenance and continued development of the technology and software. Apex will also provide operational and administrative support to CODA. ~~All three~~Both auction types~~,~~ CODA MICRO~~, CODA BLOCK~~ and CODA FUSE, ~~utilize~~use the on-demand, order-initiated auction market structure. Individual auctions are initiated by unique Liquidity Seeker orders. Only Liquidity Seeker orders deemed "marketable" upon receipt can initiate auctions. For

purposes of auction initiation, "marketable" is defined as Buy orders priced greater than the national best bid and Sell/Sell Short orders priced less than the national best offer. Initiating orders are paused at CODA while the auction process occurs (the "Pause").

Once an auction is initiated, CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type). The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Participants that will potentially trade with the initiating liquidity-seeking order, as well as resting orders and conditional liquidity.

To minimize information leakage and protect initiating Liquidity Seekers' orders, the information included in RFT/Auction Alerts sent to Participants is limited to the ticker symbol from the initiating Liquidity Seekers' orders and, if applicable, the Liquidity Profile tier (as described in Part III, Item 13(a)). Form ATS-N and other CODA materials refer to this RFT/Auction Alert format as "symbol only." Participants will receive additional information related to the trading opportunity on RFT/Auction Alerts, including a commission amount to be assessed if a trade occurs, midpoint pegging instructions (not supported in CODA FUSE and CODA BLOCK) with Subscriber approval, and/or the duration of the auction type or matching engine logic for the corresponding auction (that is, the "Pause" or the auction order entry period, all as discussed in detail in Part III, Item 11 (c)). Exclusive to CODA MICRO and in order to provide Liquidity Seekers with additional flexibility, they can request in writing that CODA send RFT/Auction Alerts containing their full order detail (symbol, side, size and price) to one or more Liquidity Provider Participants instead of the default "symbol only" format. The Subscriber approval to communicate the midpoint pegging instruction on the RFT alert applies in instances where the Subscriber has indicated to its CODA sales coverage team that it wants all of its order transmitted through an applicable routing pathway to be handled as midpoint pegged orders. A Subscriber can also indicate (through communication with its sales coverage team) that it wants such orders to be handled as midpoint pegged in the CODA auction but that

Part Number	Item Number	Question	Answer
			CODA should not indicate the midpoint pegged instruction on the RFT message. Midpoint pegged orders identified as such on a trade-by-trade basis (as opposed to being designated for all applicable orders through standing instructions) do not contain the midpoint pegged instruction on the RFT message unless the Subscriber affirmatively requests (through communications with CODA sales coverage personnel) that such instruction be communicated to Liquidity Providers on the RFT message. RFT/Auction Alerts sent to Liquidity Providers indicate a required minimum response size based on auction type and as stated below: -CODA MICRO indicates a minimum response size of 1 share. -CODA BLOCK indicates a minimum response size of 1,000 shares. -CODA FUSE indicates a minimum response size of 100 shares, or an amount less than 100 that would satisfy the $5,000 minimum notional value requirement and is calculated based on the midpoint of the NBBO at the time. Liquidity Seekers can rest orders in the non-displayed CODA Book. To rest orders in the CODA Book, Liquidity Seekers send Day orders or use custom TIF values as discussed in Part III, Item 7. CODA auctions reserve orders from the CODA Book if and when the resting orders are executable in auctions initiated by other liquidity seeking orders. Orders resting in the CODA Book are referred to as "resting orders". Conditional interests also reside in the CODA Book. Unlike resting orders where the resting orders can participate in an auction with no further action by the Subscriber, Conditional interests are required to firm up in order to participate in an auction (discussed in detail in Part III, Item 9).
Part III	Item 11(c)	Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing	CODA MICRO: During a CODA MICRO on-demand auction a liquidity seeking order is routed to CODA and subjected to a Pause of up to and approximately 1 millisecond (default), or as determined and specified by the Liquidity Seeker. Liquidity Seekers may opt to lengthen the Pause time. Following receipt of the

Part Number	Item Number	Question	Answer
		methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.	order and standard risk checks, a RFT/Auction Alert is sent to all Liquidity Providers simultaneously and anonymously (unless directed otherwise by Liquidity Seeker as discussed in Part III, Item 14 (a)). Any executable contra side liquidity generated from the Liquidity Providers and/or resting orders reserved from the CODA Book during the Pause is crossed with the initiating order based on one of two CODA MICRO matching protocols as directed by the initiating Liquidity Seeker via a predetermined FIX tag and order handling configuration: 1) "First-to-respond-first-to-trade" (time priority for Liquidity Provider responses and resting orders): a. Liquidity-seeking orders tagged to use CODA MICRO's "first-to-respond-first-to-trade" protocol trade with Liquidity Provider responses and resting orders on a first-come, first-served basis provided that the response is at or inside the National Best Bid and Offer ("NBBO") and at or better than the initiating order's limit price. b. Executed trades print individually to the Trade Reporting Facility ("TRF") as they occur. For example, a liquidity-seeking order configured for a 1ms Pause may execute and print in 750 microseconds if a Liquidity Provider responds with executable contra side liquidity within that timeframe. 2) "Price improvement auction" (price / size / time priority for Liquidity Provider responses and resting orders): a. Liquidity-seeking orders tagged to use CODA MICRO's "price improvement auction" protocol trade with Liquidity Provider responses and resting orders

			at the end of an auction order entry period (the default is approximately 1 millisecond)
			b. During the Pause, CODA assembles the eligible Liquidity Provider responses and resting orders based on price / size /time priority into an Auction Book.
			c. Orders in the Auction Book are non-displayed and non-executable until the end of the auction.
			d. Orders in the Auction Book may be cancelled or replaced during the auction order entry period.
			e. At the end of the order entry period the Auction Book is closed and all orders are deemed firm.
			f. CODA rechecks the NBBO. The auction matching logic calculates the final execution price or prices for the trade(s)based on price / size / time priority.
			g. The liquidity-seeking order first trades against the best priced order that arrived in response to the RFT/Auction Alert during the Pause or resting order from the CODA Book, then moves to the second-best priced order, if necessary, and soon until the entire liquidity-seeking order is filled, cancelled back, sent to the CODA Book or routed out as directed by the Liquidity Seeker. In cases when multiple responses and/or resting orders have the same price, priority will first be awarded to the response or resting order with the largest quantity. If both price and size are equal, priority is awarded to the order with the earliest time stamp of receipt.
			h. Trades are individually printed to the TRF at the completion of the auction.
			i. RFT/Auction Alerts for "price improvement auction" CODA MICROs are identified as such to encourage price competition and so that Liquidity Providers do not interpret the additional latency as a system defect or error.
			Additional CODA MICRO rules include:
			- Multiple CODA MICROs in the same symbol can run simultaneously.
			- Minimum fill Quantity instructions are supported and satisfied one-to-one (no aggregation).
			- Liquidity Seekers and Liquidity Providers may enter orders with quantities within their established risk limits, including odd lots.
			- Resting orders are eligible to participate in CODA MICRO.
			- "Firm up" orders from invited conditional interests (discussed in detail in Part III, Item 9) may be eligible to interact, based on price / size / time priority, with residual shares on the Liquidity Seeker's order following a CODA MICRO.
			- Trades print to the TRF as individual prints.

| | | | - Any price improvement is awarded to the initiator.
- CODA MICRO trades are priced at or within the NBBO.

The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following CODA MICRO customizations:

Available order handling customizations for firm orders tagged for CODA MICRO include:
a) Opt out of interacting with conditional liquidity.
b) Opt out of eligibility to trade in other auction types while resting (post auction).

Available order handling customizations for conditional interests tagged for CODA MICRO include:
a) Opt out of removing liquidity via CODA FUSE upon receipt (see CODA FUSE detail below).
b) Opt out of receiving invites from other auction types while resting.

CODA, the ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion and as described in Part II, Item 7(a), to route orders to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers. CODA MICRO orders are eligible to be routed via FLARE either as residual liquidity from an initiating CODA MICRO order or as a non-marketable CODA MICRO order. Subscribers can choose not to have orders enter the ATS via FLARE prior to being routed externally for execution. Subscribers may also instruct orders to be sent to other trading centers before (or instead of)initiating an auction at CODA. All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process. An unexecuted order routed by FLARE may, consistent with the instructions of the Subscriber, be re-entered into CODA and participate in CODA's auction process. Depending on Subscriber preference, ~~The~~the ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers. As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being |

handled by the ATS or FLARE at the time of the modification or cancellation.

CODA BLOCK:
CODA BLOCK is CODA's on-demand block auction type. CODA BLOCK utilizes a multilateral, call auction price discovery model, providing trading opportunities for large orders and latent liquidity which may reside outside the NBBO, and therefore may execute outside the NBBO. As described below, CODA BLOCK and CODA are compliant with Rule 611 of Regulation NMS. A 30-second Pause serves as the approximate time length of the auction and order entry period during which orders are entered by Subscribers into a non-displayed auction order book. The CODA BLOCK matching algorithm(see "Pricing, Share Allocation and Trade Reporting" below) uses a series of rules resulting in a varying time-to-print at the end of the 30-second order entry window; therefore, 30 seconds is the approximate length of a CODA BLOCK auction.
The CODA BLOCK auction process contains four stages:
1) Auction Initiation
2) Auction Alert & Participation
3) Auction Pricing, Share Allocation and Trade Reporting
4) Post Auction
Auction Initiation - A CODA BLOCK eligible (as described below) order is sent to CODA and triggers the start of a CODABLOCK auction. Only one CODA BLOCK auction can be in progress at a time for each symbol. A snapshot of the NBBO is taken at this time.
Liquidity Seeker orders can initiate CODA BLOCK during the Core Trading Session with firm orders up until 3:59:00 P.M. Eastern Time. No CODA BLOCK auctions will be initiated after that time. As with other auction types only Buy orders priced greater than the NBB and Sell/Sell Short orders priced less than the NBO upon receipt are eligible to initiate a CODABLOCK auction.
A minimum order quantity is required to initiate CODA BLOCK based on the following criteria (market capitalization data is updated in the morning of each trading day):
- Large Market Capitalization (greater than $10 billion market capitalization). Initiation order size must be at least 10,000 shares.

| | | | ~~Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization). Initiating order size must be at least 5,000 shares.~~
~~Small Market Capitalization or Smaller ($2 billion or smaller market capitalization). Initiating order size must be at least 2,000 shares.~~
~~"High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.~~
~~Odd lot orders are not accepted in CODA BLOCK auctions and will be rejected.~~
~~Mixed lot orders are accepted in CODA BLOCK auctions, but only the round lot portion will be eligible for participation in CODA BLOCK auctions. The odd lot portion of a mixed lot order tagged for CODA BLOCK is cancelled back to the Subscriber following a trade if the residual quantity is less than 1000 shares.~~
~~Stocks priced less than $1.00 are not eligible for CODA BLOCK and orders in these stocks will be rejected.~~
~~If the NBB is less than $1.00 upon receipt of an initiating order, the order will be rejected.~~
~~No CODA BLOCK auction will execute with a trade price less than $1.00 (CODA BLOCK auction pricing is discussed below).~~
~~Following successful eligibility and CODA standard risk checks on the initiating order the "30-second" order entry period begins (discussed further under "Auction Alert & Participation" below) and no further CODA BLOCK auctions can be initiated in that symbol until the end of the current CODA BLOCK auction. All CODA BLOCK auction orders received in that symbol while a "30-second" order entry period is open are included in the existing CODA BLOCK auction for that symbol as "participating orders" (discussed further below). CODA will monitor for repeated cancelling by initiators and will address and take action by disabling a Participant's access to CODA BLOCK as it deems necessary.~~
~~Auction Alert & Participation - A successful initiation of a CODA BLOCK auction is followed by the distribution of CODABLOCK Auction Alerts and the opening of a "30-second" order entry period. CODA distributes Auction Alerts to its Participants (both buy-side and sell-side) using its "symbol only" RFT, similar to CODA MICRO. The alerts notify Participants that a CODA BLOCK auction has been initiated in that symbol and is in progress.~~ |

| | | | Participants (both Liquidity Seekers and Liquidity Providers) can receive Auction Alerts at three distinct times, in order to accommodate the varied trading workflow needs and latency sensitivities of CODA and CODA BLOCK's diverse Participant community. The first of the three Auction Alerts, Phase 1 Auction Alert, is sent at the start of this stage. Auction Alerts are distributed to Participants via IOI, Instant Message ("IM"), OMS/EMS platforms, direct FIX connections and other third-party messaging platforms and networks. If any alert distribution platforms or networks require "Side" in their specification, then CODA will send both a Buy Auction Alert and a Sell Auction Alert to the platform or network to avoid disclosing the direction of the initiating order. The Auction Alerts can also include the start and stop time for the order entry period. Orders received during the order entry period are placed in the CODA BLOCK auction order book for that symbol as participating orders. There is no time priority in the auction pricing process (allocation rules are described later in this document); therefore, a Subscriber can respond to any of the three Auction Alerts at any time. CODA BLOCK enforces the following requirements on participating orders: - Participating orders may be priced below, at, inside or above the NBBO. - A minimum order quantity of 1,000 shares is required for a participating (responding) order. - Resting orders and "firm up orders" from invited conditional interests are eligible for participating in CODA BLOCK auctions if they meet the aforementioned criteria. The Phase 2 and Phase 3 Auction Alerts are designed to accommodate quantitative, algorithmic and conditional interest Participants. The Phase 2 Auction Alert is sent approximately 29.972 seconds after the Phase 1 Auction Alert. This time is also approximately 28 milliseconds prior to the end of the "30-second" order entry period. The Phase 2 Auction Alert is the invite to all eligible conditional interests. The Phase 3 Auction Alert is the final Auction Alert and is sent 1 millisecond prior to the end of the "30-second" order entry period. Resting orders in the CODA system that are CODA BLOCK auction eligible are reserved for the auction book at this time. The Auction Alerts are sent to Participants according to the following schedule: - Phase 1 Auction Alert: Time ~0 seconds |

| | | | | Phase 2 Auction Alert: Time ~ 29.972 seconds (29 seconds and 972 milliseconds). Phase 3 Auction Alert: Time ~ 29.999 seconds (29 seconds and 999 milliseconds). Participating orders in the auction order book may be entered, replaced or cancelled at any time during the order entry period. All participating orders in the CODA BLOCK auction order book are non-displayed. All participating orders and the initiating order are not executable until the end of the "30-second" order entry period. The stage is complete at the end of the "30-second" order entry period. At that time all participating orders in the auction order book are deemed firm and cannot be cancelled. An initiating order can be replaced with an order that doesn't qualify as an initiating order, but does qualify as a participating order; however, the replaced order will forfeit its initiator priority. Auction Pricing, Share Allocation and Trade Reporting - After the thirty-seconds, which includes the aforementioned initiation, alert and response processes, the CODA BLOCK auction matching logic determines the price for the auction, the allocation of shares to each Participant, and the sending of trade reports as required to a TRF. CODA rechecks the NBBO to establish the current NBBO for pricing and allocation as well as identifying the protected markets' "top of book" should the CODA BLOCK auction be priced outside the NBBO requiring CODA to fulfill any Rule 611 of Regulation NMS obligations. All CODA BLOCK auction eligible orders are aggregated in the CODA BLOCK auction order book at their most aggressive(i.e., highest priced Buy orders/lowest priced Sell/Sell Short orders) price levels. Since a CODA BLOCK auction is a multilateral trading environment that allows multiple buy orders and multiple sell/sell short orders to compete in a single auction, there may be multiple orders to buy and sell up to or down to any given price level. Pricing: CODA BLOCK's auction pricing logic determines the single price where the most aggregated buy shares can trade with the most aggregated sell/sell short shares while taking into consideration all of the following: 1) All Limit prices. 2) All Pegged Orders, the limit price on the pegged orders and any peg offset value specified on the order (Pegged orders are pegged to the NBBO snapshot taken at the end of the order entry period). |

				3) Minimum Fill Quantity instructions (CODA BLOCK satisfies Minimum Fill Quantity instructions) a. Unless Subscriber specifies another value on the order, CODA BLOCK enforces a default 100 share minimum fill quantity instruction on all initiating and participating orders. 4) Maximum contra is not supported in CODA BLOCK (discussed later in this Form). 5) Self-trade prevention is not supported in CODA BLOCK, but is actively monitored by CODA. CODA addresses self-trade concerns with Subscribers directly as needed. 6) CODA BLOCK's Passive Order Rule ("POR") a. Only applied when the auction price will be outside the NBBO. b. Designed to prevent an order that is small in size and passive in price from having an undue influence on the auction trade price (when compared to the aggregate share volume of orders on the passive side of the auction trade). c. The POR establishes a threshold to determine which, if any, passive (non-marketable) orders should be excluded from participating in a specific CODA BLOCK auction. d. The POR inputs include all orders eligible to participate on the passive side of a CODA BLOCK auction and the share-weighted average price of these orders collectively. The POR threshold is established and defined as twice the distance of the aforementioned share-weighted average price from the NBBO midpoint. The NBBO used for the calculation is from the NBBO snapshot taken at the end of the order entry window. Any orders priced beyond the threshold in a given auction are excluded and will not receive any allocation in that CODA BLOCK auction. All orders on the passive side of a CODABLOCK auction are subject to the POR if the CODA BLOCK auction is to be priced outside of the NBBO. 7) CODA BLOCK's Liquidity Protection Rule ("LPR") a. Only applied when the auction price will be outside the NBBO. b. Designed to prevent an auction trade from executing at an unreasonable distance outside the spread given the size of the execution and the liquidity profile of the symbol. c. The LPR is driven by an equation that is calibrated individually for every Reg NMS stock based on the pattern of its trades over the last twenty trading days

			~~(unlike the POR which uses a static formula for each auction). The calibration methodology is designed to reflect the typical price variance of each stock as a function of its notional turnover. The LPR takes the size of a potential CODA BLOCK print as an input and returns the maximum distance the CODA Block engine will allow the auction to go up outside the NBBO as the output.~~ ~~d. If the auction trade price would be outside of that threshold, the orders passively priced outside of that threshold are deemed ineligible and the auction is repriced and reallocated.~~ ~~e. As discussed in Part II, Item 5(c), registered users of the LPRC can enter an NMS stock symbol and auction trade quantity, and the LPRC output is a numerical and graphic representation of the Auction Trade Price band used by the Liquidity Protection Rule ("LPR") in CODA BLOCK on that trading day. Registered users of the LPRC may request a daily file containing the same LPR output data available on CODA Markets' website. That file may be delivered via FTP or the user's preferred delivery methodology.~~ ~~8) If CODA BLOCK determines that the maximum number of shares that can trade is equal at multiple price levels, CODABLOCK prices the auction at the price where the most shares can trade that is closest to the NBBO midpoint from the snapshot taken at the end of the order entry period.~~ ~~Trade Size Requirements: The CODA BLOCK auction trade size must satisfy CODA BLOCK Trade Size Requirements as follows:~~ ~~1) CODA BLOCK auctions with an execution price at or within the NBBO:~~ ~~a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 5,000 shares, the CODA BLOCK auction and all related orders are canceled.~~ ~~b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.~~ ~~c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction~~

			trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.
			d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.
			2) CODA BLOCK auctions with an execution price outside the NBBO:
			a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 10,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 10,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.
			b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 5,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.
			c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 2,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 2,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.
			d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.
			3) If CODA's protected markets "top of book" snapshot shows more shares available in aggregate at the protected markets "top of book" than the pending CODA BLOCK auction trade size, then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. If not possible, the CODA BLOCK auction and all related orders in the auction are cancelled.

| | | | If CODA BLOCK Trade Size Requirements are satisfied the allocation process is affected as described below.
Primary Allocation: If an initiating or participating order is priced at or through the auction trade price, the order will be allocated shares from the auction order book as follows:
1) The initiating order receives 100% allocation priority.
a. If the initiating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the initiating order will not be included in the allocation process. (If an initiating order is not included in the CODA BLOCK auction allocation process due to its limit price or other order instructions, it will not result in the cancelation of the auction.)
2) Participating orders receive a quantity weighted pro-rata allocation.
a. If a participating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the participating order will not be included in the allocation process.
b. Multiple orders from the same Subscriber on the same side are not aggregated for pro-rata allocation and calculation purposes.
3) If the auction price is outside the NBBO, then Rule 611 of Regulation NMS Trade Through requirements are triggered. In these cases, CODA BLOCK will reduce the number of shares allocated to CODA BLOCK Participants by the number of shares shown as protected "top of book" according to Rule 611 of Regulation NMS and CODA BLOCK's NBBO snapshot at the end of the 30-second order entry window. CODA will route orders outside CODA to satisfy the requirements of Rule 611 of Regulation NMS in an agency capacity. Any shares filled at the protected prices will be allocated according to the "Secondary Allocation" described below.
4) The primary allocation process will not allocate shares in mixed or odd lots. If the final 100 shares need to be allocated to one participating order while there are several participating orders in the CODA BLOCK auction order book, the final 100 shares are allocated to the participating order based on price/time priority (price and time stamp on new order receipt).
TRF Trade Reporting: As detailed in Part III, Item 21, once the auction trade price and the primary allocation |

| | | | is determined, a trade report is generated as a single price and a single trade execution. This is the media print to the TRF. CODA sends the trade report to a TRF at this time along with any required Intermarket Sweep Orders ("ISO") (described below). Regulation NMS Rule 611 ISO Sweep (if necessary): To comply with Rule 611 of Regulation NMS, if the auction trade price is outside the NBBO, CODA will route ISOs to access the liquidity deemed as protected markets "top of book" according to CODA's "protected market" snapshot. CODA will send ISO orders to the protected markets in an agency capacity; therefore, the CODA BLOCK auction trade size may be adjusted as necessary and to comply with Rule 611 of Regulation NMS. The initiator's 100% allocation priority from the primary allocation is maintained during any auction trade size adjustment. Fills for participating orders are adjusted on a volume weighted pro-rata basis if necessary. If an auction trade size adjustment would result in a violation of CODA BLOCK's auction Trade Size Requirement then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. Should that not be possible, the CODA BLOCK auction and all related orders in the auction are cancelled. The ISO order(s) to the protected markets and the auction trade print to the TRF are sent contemporaneously. Secondary Allocation (if necessary): To comply with Rule 611 of Regulation NMS, if CODA receives full or partial fills on any of the ISO orders, the filled shares will be allocated on a quantity weighted pro-rata basis to the aggressively priced orders (i.e., Buy orders in a CODA BLOCK auction with an auction trade price greater than NBO/Sell orders in a CODABLOCK auction with an auction trade price less than NBB) that received allocations in the auction (which may include the initiator). Post Auction - Immediately after the auction price, share allocation, and TRF reporting has been completed: Subscriber execution reports: Subscribers receiving fills from CODA BLOCK will receive one fill at a single price. That fill price reflects the auction price unless the Participant receives secondary allocation shares as described above. Participants receiving secondary allocation shares in addition to primary allocation shares will receive a single fill at the average price. |

				Post auction residual processing:
				a. All unfilled or partially filled IOC orders are cancelled back to the Participant.
				b. Day orders remain active as Resting orders as follows:
				i. If an initiating or participating order received in response to an Auction Alert and tagged for CODA BLOCK has residual quantity, it is eligible to interact with future CODA BLOCK auctions, but not eligible to interact with other CODA auction types.
				ii. If the remaining quantity on a CODA BLOCK auction Day order is less than 1,000 shares, then CODA BLOCK will cancel the order.
				iii. All CODA BLOCK auction orders that do remain active as Resting orders will maintain the 100-share minimum fill quantity unless another value is specified by the Subscriber.
				c. Conditional interests that send Day orders as a firm up to a CODA BLOCK invites are cancelled after the auction.
				d. Resting orders (not designated as CODA BLOCK-only) that were included in a CODA BLOCK auction will remain live and active as Resting orders in CODA.
				e. CODA Block orders are not eligible for routing by FLARE.
				Clearance and settlement: CODA BLOCK's clearing and settlement procedures are consistent with other CODA auction types.
				At the completion or cancellation of a CODA BLOCK auction, the symbol is again available for initiation of a new CODABLOCK auction.
				CODA ONE is a feature allowing Liquidity Seekers to enter one or more orders (in the form of a list, basket or program) to CODA which in turn, based on the characteristics of the individual orders, will direct each order to either CODA BLOCK or CODA MICRO. Subscribers instruct CODA to use CODA ONE via a FIX Tag on an order-by-order basis.
				- Any orders eligible for CODA BLOCK, based on the aforementioned CODA BLOCK initiation requirements, will initiate a CODA BLOCK auction (i.e., quantity, market capitalization, order type).
				- If an order does not qualify to initiate a CODA BLOCK auction, the order will initiate CODA MICRO (if eligible), with "price improvement auction" matching logic.
				- CODA ONE accepts both Day and IOC orders.
				- Fills, partial fills and cancels are sent to the initiating

Part Number	Item Number	Question	Answer
			~~Liquidity Seeker at the completion of each individual CODA MICRO or CODA BLOCK auction.~~
			~~- Non-marketable Day orders sent with CODA ONE instructions can post to the CODA Book without initiating an auction.~~
			~~The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following CODA BLOCK customizations:~~
			~~Available order handling customizations for firm orders tagged for CODA BLOCK include:~~
			~~N/A~~
			~~Available order handling customizations for conditional interests tagged for CODA BLOCK include:~~
			~~(a) Opt out of removing liquidity via CODA FUSE upon receipt (see CODA FUSE detail below).~~
			~~(b) Opt in to receiving invites from other auction types while resting.~~
			CODA FUSE:
			CODA FUSE is an auction type that offers Participants a dynamic latency profile, targeted conditional invite process, multilateral execution model, and price discovery. CODA FUSE ~~allows participation from latent liquidity which may reside~~<ins>auctions do not occur at prices outside the NBBO</ins> ~~and therefore may execute outside the NBBO. As described above, CODA FUSE and CODA are compliant with Rule 611 of Regulation NMS~~. The approximate time length of the auction and order entry period during which orders are entered by Subscribers into a non-displayed auction order book is defined by the dynamic latency profile of CODA FUSE and attributes of each individual auction. Additionally, the CODA FUSE matching algorithm uses a series of rules resulting in a varying time-to-print at the end of the order entry window. Each CODA FUSE auction can potentially execute in under 1 millisecond, but is capped at approximately 30 milliseconds.
			Liquidity that is eligible to participate in or add liquidity to CODA FUSE auctions includes resting orders, conditional interests, Inbound IOIs and Liquidity Provider responses to "symbol-only" auction alerts. Liquidity Seekers may opt out of

interacting with certain participating liquidity types (as discussed in Part III, Item 7(a)) and below.

Order Entry:

Liquidity Seeker non-marketable Day orders and conditional interests will rest in the CODA Book to participate in future auctions. Non-marketable IOC orders will cancel back to the Liquidity Seeker. Liquidity Seekers may also instruct CODA to route non-marketable orders outbound via FLARE. Liquidity Providers can rest Inbound IOIs in the CODA Book to participate in future auctions, if invited and in a similar manner to conditional interests/firm up orders; however, Inbound IOIs will not remove liquidity. Liquidity Providers also respond to "symbol-only" auction alerts to provide liquidity to CODA FUSE auctions.

Liquidity Seekers direct orders and conditional interests to the CODA FUSE auction type via a FIX tag with a standard value, or through a custom value upon request. Following receipt of a marketable order or conditional interest, as well as standard risk checks, the CODA FUSE auction process begins.

Auction Duration/Dynamic Latency Profile:

In cases where eligible types of participating liquidity are not present in the CODA Book at the start of the auction, or the removing Subscriber has opted out of interacting with eligible types of participating liquidity, the CODA FUSE auction will eliminate those interactions from the auction process. Participating liquidity includes resting orders, conditional liquidity and Liquidity Provider responses. This rule establishes the dynamic latency profile.

The CODA FUSE dynamic latency profile is established and defined by the rule that the duration of any individual CODA FUSE auction is capped at approximately 30 milliseconds and potentially reduced further due to the following:

1) Types of participating liquidity that are present and executable at the start of the auction.
2) Types of participating liquidity eligible to interact in the CODA FUSE auction based on preferences of the liquidity-removing Subscriber (on an order-by order basis).
3) The time allowed for the liquidity-remover to firm up, in cases where a conditional interest serves as the liquidity-remover.

| | | | | 4) The time allowed for any eligible participating orders to firm up and/or respond. |
| | | | | 5) The time required for CODA systems to process the CODA FUSE auction. |

For example:

1) If no executable conditional liquidity is present at the start of the auction, the auction duration will be reduced to ~1 millisecond (or less).
2) If there is no executable conditional liquidity present at the start of the auction and the liquidity-removing order is opted out of sending "symbol-only" auction alerts, then the auction will be completed in less than a millisecond.
3) If executable conditional liquidity is present, because of the latency involved in the firm up process, the maximum duration will be ~30 milliseconds.

CODA FUSE Auction Process, Examples and Optionality:

Marketable (as previously defined) Liquidity Seeker orders and conditional interests will attempt to remove liquidity via the CODA FUSE auction type according to the following matching rules and scenarios. The scenarios below assume all types of participating liquidity are present at the start of the CODA FUSE auction and the Liquidity Seeker has not opted out of interacting with any types of participating liquidity for both firm orders and conditional interests.

Following receipt of a firm order (non-conditional):

1) Liquidity-removing order is received by CODA and deemed eligible (as discussed above and following a snapshot of the NBBO) to remove liquidity via a CODA FUSE auction (as configured and instructed by the "Auction Order Handling Configuration Request Form", discussed in Part III, Item 7(a)).
2) An auction order book is created for the liquidity-removing order.
3) The CODA Book is checked for executable resting orders and conditional liquidity.
4) If a match opportunity is identified, invites to firm up are sent by the CODA system to Participants with conditional interests that were identified as participating conditional

interests in the match opportunity. Participants with conditional interests in the same symbol as the CODA FUSE auction, but with execution parameters (i.e., price, size) excluding the conditional interest from the match opportunity, will not receive invites.

5) After all firm up orders are received, or approximately 1 millisecond before the maximum time allowed for conditional interest participants to firm up elapses, (whichever is sooner), invites to firm up are sent to any Inbound IOIs that were identified as participants in the match opportunity and "symbol-only" auction alerts are sent to Liquidity Providers.

6) Liquidity Providers respond with an order(s) and/or firm up orders.

7) At this point, or at approximately 30 milliseconds from the start of the CODA FUSE auction (whichever comes first), resting orders are reserved, the auction order book is closed, and all orders and firm up orders in the book are deemed firm.

The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following order handling customizations for firm orders when removing liquidity via FUSE:

a) Opt out of sending "symbol-only" auction alerts.

b) Opt in to sending "symbol-only" auction alerts when, and only when, there is an indicative trade opportunity.

c) Opt out of interacting with conditional liquidity.

d) Opt out of eligibility to trade in other auction types while resting (post auction).

Following receipt of a conditional interest:

1) Liquidity-removing conditional interest is received and deemed eligible (as discussed above and following a snapshot of the NBBO) to remove liquidity via a CODA FUSE auction (as configured and instructed by the "Auction Order Handling Configuration Request Form", discussed in Part III, Item 7(a)).

2) An auction order book is created for the liquidity-removing conditional interest.
3) The CODA Book is checked for executable resting orders and conditional liquidity.
4) If a match opportunity is identified, invites are sent to conditional interests that were identified as participants in the match opportunity, including the liquidity-removing conditional interest.
5) After all firm up orders are received, or approximately 1 millisecond before the maximum time allowed for conditional interest participants to firm up elapses (whichever is sooner), invites to firm up are sent to any Inbound IOIs that were identified as participants in the match opportunity and "symbol-only" auction alerts are sent to Liquidity Providers when, and only when, there is an indicative trade opportunity. Please note, "symbol-only" auction alerts are not sent in cases where no executable liquidity is present at the start of the auction.
6) Liquidity Providers respond with an order(s) and/or firm up order(s).
7) At this point, or at approximately 30 milliseconds from the start of the CODA FUSE auction (whichever comes first), resting orders are reserved, the auction order book is closed, and all orders and firm up orders in the book are deemed firm.

The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following order handling customizations for conditional interests when removing liquidity via FUSE:

a) Opt out of sending "indicative trade messages" in the form of a "symbol-only" alert.
b) Opt out of interacting with other conditional liquidity.
c) Opt out of interacting with resting orders.
d) Opt out of receiving invites from other auction types while resting (post auction).

Auction Pricing, Share Allocation and Trade Reporting:
After the order entry phase ends, the CODA FUSE auction matching logic determines the price for the auction, the allocation of shares to each Participant,

and the sending of trade reports as required to a TRF. CODA rechecks the NBBO to establish the current NBBO for pricing and allocation ~~as well as identifying the protected markets' "top of book" should the CODA FUSE auction be priced outside the NBBO requiring CODA to fulfill any Rule 611 of Regulation NMS obligations~~.

Orders are aggregated in the auction order book at their most aggressive (i.e., highest priced Buy orders/lowest priced Sell/Sell Short orders) price levels. Since a CODA FUSE auction is a multilateral trading environment that allows multiple buy orders and multiple sell/sell short orders to compete in a single auction, there may be multiple orders to buy and sell up to or down to any given price level.

Pricing -~~The~~ CODA ~~FUSE~~FUSE's auction pricing logic determines the single price where the most aggregated buy shares can trade with the most aggregated sell/sell short shares ~~in the same manner and with the same considerations as CODA BLOCK (described above in this item) which includes the POR, LPR and the auction trade size versus the protected "top of book" quantity. For example, a CODA FUSE auction trade price is restricted to at or within the NBBO if the auction trade size is less than the protected "top of book" quantity.~~within the NBBO while taking into consideration all of the following:

1) All Limit prices.
2) All Pegged Orders, the limit price on the pegged orders and any peg offset value specified on the order (Pegged orders are pegged to the NBBO snapshot taken at the end of the order entry period).
3) Minimum Fill Quantity instructions (CODA FUSE satisfies Minimum Fill Quantity instructions). Unless Subscriber specifies another value on the order, CODA FUSE enforces a default 100 share minimum fill quantity instruction on all initiating and participating orders.
4) Maximum contra is not supported in CODA FUSE (discussed later in this Form).
5) Self-trade prevention is not supported in CODA FUSE, but is actively monitored by CODA. CODA addresses self-trade concerns with Subscribers directly as needed.

Part Number	Item Number	Question	Answer
			6) If CODA FUSE determines that the maximum number of shares that can trade is equal at multiple price levels, CODA FUSE prices the auction at the price where the most shares can trade that is closest to the NBBO midpoint from the snapshot taken at the end of the order entry period. **Trade Size Requirements -**The CODA FUSE auction trade size must satisfy CODA FUSE Trade Size Requirements ~~as follows:~~ ~~1)~~ of having ~~CODA FUSE auctions with an execution price at or within the NBBO have~~ a minimum trade size, or notional value, requirement of either at least 100 shares or $5,000. ~~2) CODA FUSE auctions with an execution price outside the NBBO have a minimum trade size or notional value requirement of either at least 2,000 shares or $10,000. If the CODA FUSE auction price and share allocation results in an auction trade which is less than 2,000 shares or $10,000 in notional value, CODA FUSE reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA FUSE auction and all related orders are canceled.~~ ~~3) If CODA's protected markets "top of book" snapshot shows more shares available in aggregate at the protected markets "top of book" than the pending CODA FUSE auction trade size, then CODA, if possible, will reprice and reallocate the CODA FUSE auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. If not possible, the CODA FUSE auction and all related orders in the auction are cancelled.~~ **Share Allocation** - If an initiating or participating order is priced at or through the CODA FUSE auction trade price, the order will be allocated shares from the auction order book as follows: 1) The initiating order receives 100% allocation priority. If the initiating order's limit price, minimum fill quantity or other order

instruction prevents it from trading at the auction's trade price, then the initiating order will not be included in the allocation process. (If an initiating order is not included in the CODA FUSE auction allocation process due to its limit price or other order instructions, it will not result in the cancelation of the auction.)
2) Participating orders receive a quantity weighted pro-rata allocation.
   a. If a participating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the participating order will not be included in the allocation process.
   b. Multiple orders from the same Subscriber on the same side are not aggregated for pro-rata allocation and calculation purposes.

3) The primary allocation process will allocate shares in mixed or odd lots.

~~Share Allocation and~~ TRF **Trade** Reporting - ~~If CODA FUSE Trade Size Requirements are satisfied the share allocation and TRF reporting processes are carried out as described above in this item for CODA BLOCK, with the exception that CODA FUSE also supports odd lot and mixed lot executions (as discussed in Part III, Items 8(c) and 8(e)). This includes the logic for primary allocation, TRF trade reporting, Regulation NMS Rule 611 ISO Sweep and secondary allocation. In compliance with Regulation NMS Rule 611, CODA will adjust the auction trade size (as needed and in a manner consistent with CODA BLOCK) and send ISO orders to the appropriate exchanges when a CODA FUSE auction trades at a price outside the NBBO.~~ As detailed in Part III, Item 21, once the auction trade price and the primary allocation is determined, a trade report is generated as a single price and a single trade execution. This is the media print to the TRF. CODA sends the trade report to a TRF at this time.

Post Auction - Immediately after the auction price, share allocation, and TRF reporting has been completed:

Subscriber execution reports:

Subscribers receiving fills from CODA FUSE will receive one fill at a single price.

Post ~~Auction~~auction residual processing:
~~The CODA FUSE post auction processes are consistent with CODA BLOCK as described above in this item for CODA BLOCK with the following exceptions:~~

    a. All unfilled or partially filled IOC orders are cancelled back to the Participant.

    b. ~~1)~~Day orders ~~that~~ remain active as ~~resting~~Resting orders ~~are~~ as follows:

        i. If an initiating or participating order received in response to an Auction Alert and tagged for CODA FUSE has residual quantity, it is eligible to participate in other auction types (unless requested otherwise by the Subscriber).

        ii. ~~2)~~If the remaining quantity on a CODA FUSE Day order is less than 100 shares or $5,000 in notional value, then CODA will cancel the order.

        iii. All CODA FUSE auction orders that do remain active as Resting orders will maintain the 100-share minimum fill quantity unless another value is specified by the Subscriber.

    c. Conditional interests that send Day orders to firm up FUSE invites are cancelled after the auction.

~~3) CODA FUSE orders are eligible for routing by FLARE at the discretion of the Liquidity Seeker.~~

Clearance and settlement: CODA FUSE's clearing and settlement procedures are consistent with other CODA auction types.

Subscribers may enable a maximum contra-size feature that will prevent orders from executing against contra-side orders of greater size. This feature supports a multiplier setting which allows executions with contra-side orders that are larger in quantity, but within a specific threshold. For example, a Subscriber may request a maximum contra-size setting of two times their quantity on any potential execution. This feature is available to Liquidity Seekers using resting orders and to Liquidity Providers. Any cancels generated as a result of this feature will not contain information indicating that the reason for the cancellation was a larger initiator, and therefore, the parties will not know this feature was the cause of the cancellation. This feature is not available in CODA FUSE and CODA BLOCK.

Subscribers may submit orders with a minimum fill quantity on an order-by-order basis. Subscribers may contact CODA to request a default minimum fill quantity at either the Subscriber or session level. CODA MICRO does not aggregate contra side orders to satisfy a minimum fill execution quantity of a liquidity-seeking order. CODA FUSE and CODA BLOCK will aggregate contra side orders to satisfy minimum fill execution quantity as previously discussed.

CODA enforces self-trade prevention at the MPID level in CODA MICRO. CODA BLOCK and CODA FUSE dodoes not support self-trade prevention due to the multilateral auction process (defined in Part III, Item 7 (a). Self-trade prevention is a non-configurable setting in all auction types.

CODA Markets has written supervisory policies and procedures in place to handle erroneous trade executions. CODA Markets will handle clearly erroneous executions by correcting at prices consistent with the applicable rules of the self-regulatory organizations.

Bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at erroneous prices that are due to a systemic or third-party service provider issues) can be raised by Subscribers or identified by CODA systems or CODA Markets personnel. Bona fide errors are evaluated by CODA Markets personnel on a case by case basis. CODA Markets will contact the affected Subscribers and ask whether or not they want to maintain (keep) the trade. If the Subscribers do not want to maintain the trade, CODA Markets will determine whether to take the affected Subscribers' positions and book it to CODA Markets' error account. In making the decision, CODA Markets will consider, among other factors, the number of affected

Part Number	Item Number	Question	Answer
			Subscribers, the size of the error, the symbols involved, the price of the execution, and the reason for the error provided by the Subscriber. If so, CODA Markets will then trade out of the error position via FLARE as soon as possible. CODA Markets procedures are designed to ensure applicable reporting and clearing obligations are amended accordingly. CODA Markets reviews execution errors daily or as they occur to ensure that they are handled in accordance with CODA Markets procedures.
Part III	Item 13(a)	Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)? If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of	Yes. CODA segments the order flow of Liquidity Seeking Subscribers (that is, a Subscriber when acting as a Liquidity Seeker) in the CODA ATS into distinct Liquidity Profile tiers, based upon characteristics of the marketable orders that each applicable Liquidity Seeking Subscriber has historically submitted, over the prior five trading days, as described below. Only historical orders of a Liquidity Seeking Subscriber that seek liquidity (that is, IOC orders and day orders that seek liquidity) are used in the Liquidity Profile tier computation. Liquidity Profile tiers are Liquidity Seeking Subscriber (by routing pathway, as described below) and security specific. That is, a Liquidity Seeking Subscriber will have a Liquidity Profile tier relating to its order flow in Security A and may have a different Liquidity Profile tier relating to its order flow in Security B. Segmentation is performed at the Subscriber "route" level (which is determined based upon the individual route pathway that a Subscriber requests to route segments of order flow to CODA ATS). A "route pathway" or a "route" is the electronic access point at which a Subscriber enters interest with the Broker-Dealer Operator of the ATS, as requested by that Subscriber. A Subscriber could have one "route" or could have more than one "route", as requested by that Subscriber. Thus, references to order flow evaluated and order flow entered for a Liquidity Seeking Subscriber, and to a Liquidity Profile tier assigned, apply to order flow of the specific route pathway of that Liquidity Seeking

Part Number	Item Number	Question	Answer
		segmented category; and (v) how segmentation can affect order interaction.	Subscriber, if the Liquidity Seeking Subscriber uses more than one route pathway. Specifically, for each trading week and as of the first trading day of the trading week, Coda evaluates, by security, orders of each applicable Liquidity Seeking Subscriber entered during the prior five trading days. If (a) a Liquidity Seeking Subscriber has not entered orders in the subject security for the prior trading week, (b) if there are not enough orders in a subject security for Coda to evaluate that Liquidity Seeking Subscriber, based upon applicable parameters that Coda applies consistently, or (c) if the Liquidity Seeking Subscriber has requested to be assigned as such (as described in the Response to Part III, Item 13(d) below), the Liquidity Seeking Subscriber will be assigned an initial "Unclassified" Liquidity Profile tier until the next evaluation period (or until the end of the next calendar quarter in the case of (c)). As examples, a Liquidity Seeking Subscriber would be placed in the "Unclassified" Liquidity Profile tier for a particular security if the market for that security was locked or crossed more than a specific percentage of the time during the evaluation period or if the Liquidity Seeking Subscriber entered less than a specific number of orders in the subject security during the evaluation period, applied consistently for all applicable Liquidity Seeking Subscribers. Once a Liquidity Profile tier is assigned for a specific Liquidity Seeking Subscriber and security, for any subsequent liquidity seeking orders that the Liquidity Seeking Subscriber enters in the subject security during the applicable week, Coda will append the Liquidity Profile tier for the subject security on the Request for Trade "RFT" message that is sent to Liquidity Providing Subscribers for that order. To be clear, only the applicable tier is included on the RFT message and no information identifying the Liquidity Seeking Subscriber is included on the RFT message. For Day orders, when an auction has completed and there are residual shares, the resulting resting order becomes a liquidity provision order (and is no longer a Liquidity Seeking Order) and, as such, the Liquidity Profile tier is no longer applicable and is not included on the liquidity provision order. The Liquidity Profile tier is only included on the RFT message and is not

Part Number	Item Number	Question	Answer
			otherwise used to determine a liquidity provider or for any ATS order-matching decisions. The Liquidity Profile tier is included on the RFT message for any auction type (that is, CODA MICRO, ~~CODA BLOCK,~~ or CODA FUSE) and there is no difference in Liquidity Profile tier functionality among any of the ~~three~~<u>two</u> auction types. Liquidity Profile tiers are calculated (with respect to each Liquidity Seeking Subscriber's historical order flow, as described above) based upon two metrics, the price impact metric and the marketability metric, for both executed and unexecuted orders. The price impact metric is calculated based upon the change in the midpoint price of the subject security (the "mark-out") between the time of receipt of an order and various time durations thereafter. The metric is calculated based upon the weighted average of the mark-out at each applicable time duration, normalized by (that is, as a percentage of) the NBBO spread for the subject security at time of receipt by the Broker-Dealer operator of the ATS. The price impact metric is calculated consistently for all applicable Liquidity Seeking Subscribers and securities. The marketability metric is calculated by determining, when the order is received, a marketability value for each applicable order, ranging from 0 to 1. A marketability value of 0 represents a non-marketable (resting) order (that is, a buy order priced at or below the National Best Bid (NBB) or a sell order priced at or above the National Best Offer (NBO)). A marketability value of 1 represents an immediately executable order (that is, a buy order priced at or above the National Best Offer (NBO) or a sell order priced at or below the National Best Bid (NBB)). A marketability value of 0.5 represents an order priced at the midpoint of the National Best Bid (NBB) and the National Best Offer (NBO). The marketability metric for each order for the subject Liquidity Seeking Subscriber is then averaged on a share-weighted average basis to determine the average marketability score for the Liquidity Seeking Subscriber for the subject security, as described below. Coda determines a Liquidity Seeking Subscriber's Liquidity Profile Tier by the following process. First, Coda sorts the applicable order flow of each Liquidity

Part Number	Item Number	Question	Answer
			Seeking Subscriber by security and evaluates separately the average marketability and average price impact for the orders in that security during the review period. The evaluation for a particular security for that Liquidity Seeking Subscriber is a "liquidity segment." The Firm then evaluates each liquidity segment for that subscriber, determining the cumulative distribution percentage of the marketability and market impact for that subscriber and security in comparison to other Liquidity Seeking Subscribers, and categorizes such distribution percentage based upon the following: - - Liquidity Profile Tier A1; Marketability Distribution Percentile: High (66%-100%); Market Impact Distribution Percentile: Low (0%-33%) - - Liquidity Profile Tier A2; Marketability Distribution Percentile: High (66%-100%); Market Impact Distribution Percentile: Medium (33%-66%) - - Liquidity Profile Tier A3; Marketability Distribution Percentile: High (66%-100%); Market Impact Distribution Percentile: High (66%-100%) - - Liquidity Profile Tier B1; Marketability Distribution Percentile: Low (0%-66%); Market Impact Distribution Percentile: Low (0%-33%) - - Liquidity Profile Tier B2; Marketability Distribution Percentile: Low (0%-66%); Market Impact Distribution Percentile: Medium (33%-66%) - - Liquidity Profile Tier B3; Marketability Distribution Percentile: Low (0%-66%); Market Impact Distribution Percentile: High (66%-100%) - - Unclassified: Assigned when there is insufficient historical order flow to classify the liquidity segment or when a Liquidity Seeking Subscriber has opted out of classification, all as described above. Thus, for example, a Liquidity Seeking Subscriber with a high marketability and a low market impact (each as compared to other Liquidity Seeking Subscribers evaluated with respect to the subject security) will be placed in Liquidity Profile tier A1.

Part Number	Item Number	Question	Answer
			Conversely, and as a further example, a Liquidity Seeking Subscriber with low marketability and high market impact (each as compared to other Liquidity Seeking Subscribers evaluated with respect to the subject security) will be placed in Liquidity Profile tier B3. The Liquidity Profile tier can affect order interaction in that a Liquidity Provider can determine whether or not to provide liquidity to a Liquidity Seeking Order based on the Liquidity Profile tier appended to that order.
Part III	Item 14(a)	Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)? If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	Yes. CODA MICRO: Subscribers (both Liquidity Seekers and Liquidity Providers) may elect to not trade with or block any number of specified counterparties in CODA MICRO auctions. Subscribers can identify such counterparties to CODA Markets by name or by reference to their own historical executions. If identified to CODA Markets by name, CODA Markets will not confirm or deny to such identifying Subscriber any active subscriptions of any other Subscribers (unless authorized to do so by the Subscriber being identified), but CODA Markets will satisfy the do-not-trade request if the identified counterparty is a CODA Markets Subscriber. Sponsored Users may also submit a do-not-trade request with proper disclosure to their sponsoring broker Subscriber. CODA enforces the block at the MPID level. Therefore, if a do-not-trade request is in effect between "Subscriber A" with a MPID of ABCD and "Subscriber B" with a MPID of WXYZ, then any trades that would otherwise occur in CODA MICRO, as discussed throughout this Form between ABCD and WXYZ, will result in a nothing done. Requests may be delivered verbally or in writing by the Subscriber. CODA can process and effect counterparty blocking requests intraday or on a scheduled date. If a trade does not occur due to an active do-not-trade request by a Subscriber, neither the identifying Subscriber nor the identified counterparty will be notified that this was the reason the order was cancelled or for a nothing done.

Part Number	Item Number	Question	Answer
			Two or more Subscribers may request to trade exclusively with each other in CODA MICRO. From the Liquidity Seeker's perspective, its RFT/Auction Alerts will only be sent to the exclusive Liquidity Provider(s) it has designated. From the Liquidity Provider's perspective, it will only receive RFT/Auction Alerts from the exclusive Liquidity Seeker(s) it has designated. The request can be set as a default for the Subscribers, or specified at the session level or on an order-to-order basis. As described previously, CODA Markets will not confirm or deny whether any firm or person is a CODA Subscriber, but Subscribers may disclose their subscription status/participation in CODA to third parties at their discretion, for the purpose of arranging exclusive trading or otherwise. As previously mentioned, CODA MICRO enforces self-trade prevention at the MPID level. Subscribers cannot opt out of enforcement of self-trade prevention in CODA MICRO. In addition, and as described in Part III, Item 13, CODA applies Liquidity Profile tiers to orders of Liquidity Seeking Subscribers. Although the CODA ATS does not provide any functionality for this purpose, a Liquidity Provider can engage in behavior akin to counter-party selection by electing not to trade (and/or electing not to provide a response to an RFT message) with a Liquidity Seeking Subscriber based upon the Liquidity Profile tier transmitted with the order. ~~CODA BLOCK and~~ CODA FUSE: Counterparty restriction is not supported in CODA ~~BLOCK and CODA~~ FUSE auctions. However, order type restriction is supported using the "Auction Order Handling Configuration Request Form" (mentioned in Part III, Item 7(a)) and available order handling customizations (discussed in Part III, Item 11(c)). As previously mentioned, CODA ~~BLOCK and CODA~~ FUSE does not enforce self-trade prevention due to the multilateral auction process (defined in Part III, Item 7(a)). All Auction Types:

Part Number	Item Number	Question	Answer
			Each auction type allows for customized order handling (mentioned in Part III, Item 7(a)), which is requested via the "Auction Order Handling Configuration Request Form" (available on the CODA website (www.codamarkets.com)). The customizations available offer the ability to exclude specific types of orders and/or trading interests. For example, a Liquidity Seeker can exclude one or more of the following: conditional interests from CODA MICRO, conditional liquidity from CODA FUSE and Liquidity Provider responses from CODA FUSE. The order handling customization process also allows Liquidity Seekers to prevent their resting orders and conditional interests from participating in one or more auction types. Customized order handling optionality, specific to each auction type, is discussed in further detail in Part III, Item 11(c).
Part III	Item 15(b)	Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)? If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.	Yes.

CODA does NOT display any orders or quotes in the NMS Stock ATS to any Person (not including those employees who are operating the system). Information from an order can be displayed in an invite to conditional liquidity as described below and in Part III, Item 9(a).

Conditional liquidity is supported by CODA and discussed in detail in Part III, Item 7(a) and Part III, Item 9(a). The process of inviting a conditional interest to be firmed up may be considered an expression or display of trading interest.

- In CODA MICRO and CODA FUSE, invites to conditional liquidity represent current executable trading opportunities. As a result, Participants using conditional liquidity in CODA MICRO and CODA FUSE are expected to maintain an 80% or greater firm up rate. Invites are delivered to Participants with live conditional liquidity representing an executable trading interest. In CODA MICRO, delivery of the invite is sequential and based on price / size / time priority amongst the resting conditional interests until the initiator's order is filled. In CODA FUSE, delivery of invites is based on the CODA FUSE volume-weighted pro-rata allocation and matching process (discussed in detail in Part III, Item 11(c)). Invites |

Part Number	Item Number	Question	Answer
			contain the symbol, side, price and size (up to the quantity on the conditional interest or Inbound IOI being invited) for which CODA is requesting the conditional Participant to firm up. ~~A CODA BLOCK invite to a conditional interest represents nothing more than an alert that there is an in-progress on-demand CODA BLOCK auction for a particular Reg NMS stock. The CODA BLOCK conditional invite is therefore "symbol-only" by nature and does not represent the presence of an executable contra-side order. Regardless of side and price, invites are delivered contemporaneously to all Participants with a live CODA BLOCK eligible conditional interest in the same symbol as the in-progress CODA BLOCK on-demand auction. Invites contain symbol, side, price and size, but (as previously mentioned) the values echo the values from the conditional interest being invited.~~ As part of the on-demand auction process, and through "symbol-only" Auction Alerts or RFTs, CODA anonymously expresses an initiator's interest to run an on-demand auction in the Reg NMS stock identified in the "symbol-only" alert. As discussed in detail in Part III, Item 11(a) and (c), and by default, RFTs or Auction Alerts do NOT include the side, size or price from the auction-initiating order. "Symbol-only" RFTs or Auctions Alerts are delivered to both Subscribers and Sponsored Users, including buy side traders who access CODA through a sponsoring broker Subscriber. ~~Participants may receive CODA BLOCK RFTs or Auction Alerts through channels such as FIX, Bloomberg and their OMS/EMS.~~ All CODA MICRO and CODA FUSE RFTs or Auction Alerts are delivered via FIX. On request of the Participant, CODA can filter the RFTs or Auction Alerts based on factors such as auction type, symbol sector, and a static symbol list. Orders responding to auctions or resting in the CODA Book are never displayed.
Part III	Item 16(b)	If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained	CODA, the ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion and as described in Part II, Item 7(a), to route orders to external trading centers, including exchanges, ATSs, Single Dealer

Part Number	Item Number	Question	Answer
		before its orders or trading interest can be routed from the NMS Stock ATS? If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g., at the discretion of the Broker-Dealer Operator).	Platforms, and brokers, as well as CODA Markets affiliated broker-dealers, ACS Execution Services, LLC and Comhar Capital Markets, LLC. Subscribers can choose not to have orders enter the ATS via FLARE prior to being routed externally for execution. As described in Part III, Item 4(a), FLARE orders are eligible for extended hours order entry and execution. CODA MICRO and CODA FUSE orders are eligible to be routed via FLARE either as residual liquidity from an initiating order or as a non-marketable order. Subscribers may also instruct orders to be sent to other trading centers before (or instead of) initiating an auction at CODA. All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process. An order routed by FLARE may be entered or re-entered into CODA and participate in CODA's auction process. The ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers. As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being handled by the ATS or FLARE. All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. Participants work with CODA sales, operations and support teams to configure one or more strategies for routing out of the ATS. Subscribers acting in the capacity of a Liquidity Seeker use FIX tags to direct orders to the routable or non-routable strategies. Participants may also opt for a default routable configuration. Affirmative instruction is obtained during the configuration discussions mentioned above and on an order-by-order basis via FIX tags. Liquidity ~~Seeker orders directed to CODA BLOCK are not eligible for routing. Liquidity~~ Provider orders are never eligible for routing.
Part III	Item 17(a)	Are there any differences between how orders and trading interest are treated on	~~The CODA BLOCK auction type does not allow the initiation of a new CODA BLOCK auction after 3:59:00 P.M. ET.~~

Part Number	Item Number	Question	Answer
		the NMS Stock ATS during the close and how orders and trading interest are treated during regular trading hours? If yes, identify and explain the differences as compared to the information provided in the relevant Part III Items of this form.	The CODA FUSE auction type does not allow the initiation of a new CODA FUSE auction after 3:59:59 P.M. ET. All other features of the ATS operate as normal during the close.
Part III	Item 19(a)	Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).	Broker Dealers (when using the ATS as Liquidity Seekers): CODA Markets assesses a negotiated per-executed-share fee to Broker Dealer Liquidity Seekers for shares traded in CODA for stocks priced greater than or equal to $1.00. That fee may be in the form of a charge or a rebate. For stocks priced less than $1.00, CODA Markets assesses a negotiated per-executed-share fee (charge or rebate) or a negotiated fee based on a percentage of the executed notional value of the trade. The decision to assess a fee based on a percentage of executed notional values instead of the number of shares is based on the same factors listed below. The charge assessed or rebate provided to any Broker Dealer Liquidity Seeker may vary based on factors including: 1) Auction Type (e.g., CODA MICRO, ~~CODA BLOCK,~~ and CODA FUSE); 2) Order Type (e.g., firm, conditional); 3) Adding (Resting) vs. Taking (Initiating); 4) Security Price (e.g., above a dollar vs. sub-dollar); 5) Strategy (routable vs non-routable): Strategy-based pricing can be considered bundled pricing. For example, a Liquidity Seeker can be charged a flat fee for all executed shares regardless of executing in CODA or an away venue. CODA Markets reserves the right to offer broker dealer Liquidity Seekers a tiered pricing schedule based on volume or large (block) trades. At the time of this filing, there is no tier-based pricing in place for

Part Number	Item Number	Question	Answer
			Liquidity Seekers. Liquidity Seeker usage of FLARE may be charged based on established per share executions fees (or rebates), a percentage of notional value executed, a commission-sharing agreement or a cost-plus execution model. Liquidity Seeker Subscribers who are broker dealers may charge their own clients an amount higher than the Subscriber's actual and CODA Markets' own cost of execution through FLARE. CODA Markets and the broker dealer Subscriber may split the difference between the fee charged by the Subscriber to its clients and the actual cost of execution through FLARE to CODA Markets. CODA Markets can refer to this as commission-sharing. A cost-plus model involves CODA Markets charging a Subscriber a negotiated value on top of CODA's execution costs when using FLARE. Broker Dealers (when using the ATS as Liquidity Providers): CODA Markets assesses a per-executed-share fee to the Broker Dealer Liquidity Provider for shares traded in CODA for stocks prices greater than or equal to $1.00. That fee may be in the form of a charge or a rebate. For stocks priced less than $1.00, CODA Markets assesses a per-executed-share fee (charge or rebate) or a fee based on a percentage of the executed notional value of the trade. The fee (charge or rebate) is identified in the "Request-for-Trade" message sent to the Liquidity Provider as part of the ATS's on-demand auction matching process. The per-executed-share or percentage of executed notional value-based fee charged or rebated to the Liquidity Provider is determined by the amount charged or rebated to the initiating Liquidity Seeker of each on-demand auction. CODA Markets offers Liquidity Providers the following participation-based trading credits: CODA MICRO: Average Daily Volume: Liquidity Providers with a qualifying ADV are provided a per-executed-share rebate for all shares traded in CODA MICRO during the month. This rebate is a discount from the fees/rebates assessed for daily trading discussed above.

Part Number	Item Number	Question	Answer
			Large (Block) Trades: Liquidity Providers are provided a per-executed-share rebate for trades in CODA MICRO of qualifying size. This rebate is a discount from the fees/rebates assessed for daily trading discussed above.

~~CODA BLOCK:~~
~~Average Daily Volume: Liquidity Providers with a qualifying ADV are provided a discounted rate for all shares executed in CODA BLOCK during the month.~~

Institutions (whether accessing the ATS as Liquidity Seekers or Liquidity Providers):
CODA Markets assesses a negotiated per-executed-share fee to Institutions for shares traded in the ATS.

Per executed share rebate and fees, currently range from a $(0.0030) rebate to a $0.0100 fee for brokers and institutions.

CODA Markets passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members).

CODA Markets is the broker-dealer operator of the CODA ATS and, as explained above, operates ~~three~~two types of auctions, a CODA FUSE auction~~, a CODA BLOCK auction,~~ and a CODA MICRO auction. For transactions consummated on the CODA ATS in a CODA FUSE auction ~~or in a CODA BLOCK auction~~, CODA ATS is the CAT Executing Broker for both the buyer and seller and is charged CAT fees for each side of the transaction. CODA ATS will pass along pro rata such CAT fees charged to the broker-dealer Subscribers on the buy-side and sell-sides of such CODA FUSE ~~or CODA BLOCK~~ auction transactions. For transactions in a CODA MICRO auction, CODA ATS is the CAT Executing Broker only for, and is charged CAT fees only with respect to, the buy side of each such transaction (except as indicated in the next sentence) and will pass along such CAT fees to the broker-dealer Subscriber on the buy-side of such transactions. The exception for a CODA MICRO auction is where the sell-side broker-dealer Subscriber is not a FINRA |

Part Number	Item Number	Question	Answer
			member, in which case CODA ATS will be the CAT Executing Broker for, and will be charged CAT fees for, both the buy-side and sell-side of such transactions. In such cases, CODA ATS will pass along such CAT fees pro-rata to the broker-dealer Subscribers on both the buy-side and the sell-side of such transactions. CODA Markets does not pass through to any non broker-dealer Subscribers as an additional fee any fee that CODA Markets might incur as the CAT Executing Broker for any such transactions.
Part III	Item 19(c)	Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	The range for the CODA MICRO ADV Liquidity Provider Tier and Large Trade Credit is a $0.0001 to $0.0006 per executed share rebate from agreed upon rates. ~~The range for the CODA BLOCK ADV Liquidity Provider Tier is a $0.0005 to $0.0010 per executed share rebate from agreed upon rates.~~
Part III	21(a)	Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	Following an execution, all sides of the trade are reported to a Trade Reporting Facility ("TRF") to post the trade on the consolidated tape. CODA becomes a counterparty to both ~~or all (CODA BLOCK)~~ sides on each trade. Currently, CODA reports executed trades to the FINRA/NYSE TRF, but reserves the right to report to any other registered TRF. At this time, CODA is only connected to the FINRA/NYSE TRF. CODA reports all executions on its ATS under the MPID, "CODA". CODA MICRO executions involving more than two orders are printed to the tape individually. In other words, if an auction-initiating order trades with two responding orders, then two trades are printed to the tape (potentially at unique prices). CODA Markets will also submit a non-media report for each execution.

Part Number	Item Number	Question	Answer
			CODA ~~BLOCK and CODA~~ FUSE executions are printed to the tape as a single multilateral trade. In other words, if an auction-initiating order trades with two responding orders, then one trade is printed to the tape (at a single auction trade price). Individual Participants in the trade receive execution reports only for their respective executed quantity. CODA Markets will also submit non-media reports for the executions. Orders routed via FLARE and executed at away Trading Centers are reported to the TRF by the away Trading Centers. CODA Markets does not submit a non-media report for orders routed via FLARE and executed at away Trading Centers.
Part III	Item 23(a)	Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS~~.~~	CODA uses the Securities Information Processor ("SIP") as its market data feed which is integrated into the software provided by Apex. The market data feed is used to ensure the ATS is executing trades at prices consistent with its matching logic, rules of engagement, Reg NMS and other relevant rules and regulations. Throughout each trading day CODA monitors the market data feed for the NBBO, price bands, short sale restrictions, trade halts and Limit Up Limit Down ("LULD"). Based on this information which is disseminated to its systems in real time from the market data feed, CODA will restrict execution prices and disable trading in halted symbols as required. Each Auction Type checks the market data feed upon receipt of a liquidity-seeking order to establish marketability and determine if the order is eligible to initiate an auction based on marketability. As previously discussed, only marketable orders will initiate auctions. CODA MICRO auctions using the price improvement auction matching protocol~~,~~ <u>and</u> CODA FUSE ~~and CODA BLOCK~~ auctions recheck the NBBO at the end of the auction to establish the NBBO used for pricing market and pegged orders, as well as pricing and executing the auction. ~~Additionally, if a CODA FUSE or CODA BLOCK auction's trade price is set outside the NBBO, the market data feed is used to identify protected quotes in the broader market, finalize the auction trade price and Participant allocations, and establish the details of CODA Markets' responsibility to perform a~~

Part Number	Item Number	Question	Answer
			~~Regulation NMS Rule 611 ISO Sweep (as discussed in Part III, Item 7).~~ CODA performs several per order risk checks on Subscriber orders upon entry. The Aggressive Limit Order Check rejects orders that are priced over 10% above (on buy orders) or below (on sell orders) the NBBO at time of receipt. Additionally, if the stock is priced less than $10.00, the Aggressive Limit Order Check uses a static value of $1.00 instead of 10%. CODA uses market data to establish the limits, perform this check and reject orders in violation of the limit. ~~CODA's Liquidity Protection Rule (discussed in Part II, Item 5) uses historical market data provided by the SIP as the data input to calculate the price bands used in CODA FUSE and CODA BLOCK. The LPR price bands are also made available along with other symbol-specific, SIP-provided market data on CODA Markets' website via the Liquidity Protection Rule Calculator.~~ During regular trading hours, should Apex lose its connections to the market data feed, CODA will suspend trading in the ATS until the market data feed connection is reestablished. As mentioned in Part III, Item 20, CODA may suspend trading in the ATS if it determines its market data feed is providing inaccurate or unreliable data. As noted in Part III, Item 6, Apex maintains a backup market data connection through SpiderRock.